United States securities and exchange commission logo





                            June 2, 2020

       Ian E. Gilbey
       Chief Executive Officer
       Beyond Wellness International, Inc.
       303 East 4th Street
       Los Angeles, CA 90013

                                                        Re: Beyond Wellness
International, Inc.
                                                            Amendment No. 2 to
Offering Statement on Form 1-A
                                                            Filed May 22, 2020
                                                            File No. 024-11173

       Dear Mr. Gilbey:

             We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 6, 2020 letter.

       Amendment No. 2 to Offering Statement on Form 1-A filed May 22, 2020

       Risk Factors
       "Risks Relating to This Offering and Investment"
       "Our Business, Results of Operations and Financial Condition may be Adversely. . ." , page 12

   1. We note your disclosure that "[t]he extent to which our operations may be impacted by the
                                                        COVID-19 pandemic will
depend largely on future developments, which are highly
                                                        uncertain and cannot be
accurately predicted, including new information which may
                                                        emerge concerning the
severity of the outbreak and actions by government authorities to contain the outbreak or
treat its impact." Please amend your risk factor disclosure to provide more detailed
risks related to the COVID-19 pandemic, and your Management's
                                                        Discussion and Analysis
to provide information about your financial condition as a result
 Ian E. Gilbey
Beyond Wellness International, Inc.
June 2, 2020
Page 2
         of COVID-19, tailored to your specific facts and circumstances. For guidance, see CF
         Disclosure Guidance: Topic No. 9 (March 25, 2020).
Dilution, page 17

2. We have reviewed the revisions made in response to comment 3. It does not appear that you subtracted total liabilities to calculate net tangible book value. Also, you have stated
         $5,300,000,000 in net offering proceeds instead of $5,300,000 here and on page 16 in the second paragraph under the heading "Use of Offering Proceeds." Please revise or advise.
The Proposed Joint Venture Transaction, page 21

3. We note your disclosure that "the Company entered into a non-binding Letter of Intent with Linear Park Marketing, Inc. (LPMI) to purchase a 39% equity interest in
         PrimaPharma, Inc. (PPI) for total consideration of $5,000,000." However, exhibit 6.7 indicates that the company will purchase a 49% interest in PrimaPharma. Please revise for consistency.
Interim Financial Statements
Statement of Cash Flows, page 56

4. We have reviewed the revisions made in response to comment 7. Please also revise your interim statement of cash flows for the nine months ended December 31, 2018 to include revisions consistent with those made to the audited statement of cash flows for the year ended March 31, 2019.
Exhibit 11.1 Consent of MaughanSullivan, CPA, page 65

5. The consent references an incorrect audit report date. Also, the consent should not be dated earlier than the date of the audit report. Please revise.
Part III - Exhibits, page 65 Gilbey
FirstName LastNameIan E.
Comapany NameBeyond Wellness International, Inc.
6. Please tell us your consideration of including your Class A, Class C, and Class D stock
June 2,warrants as 2
         2020 Page exhibits to the filing.
FirstName LastName
 Ian E. Gilbey
FirstName LastNameIan E. Gilbey
Beyond Wellness International, Inc.
Comapany NameBeyond Wellness International, Inc.
June 2, 2020
Page 3
June 2, 2020 Page 3
FirstName LastName
        You may contact Anthony Watson at (202) 551-3318 or Linda Cvrkel at
(202) 551-
3813 if you have questions regarding comments on the financial statements and related matters. Please contact Katherine Bagley at (202) 551-2545 or Mara Ransom at
(202) 551-
3264 with any other questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Trade &
Services
cc:      Peter Berkman